Contact

www.linkedin.com/in/max-mayhew-5a61555b (LinkedIn)

Top Skills

Python (Programming Language)
Entrepreneurship
Finance

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Russian (Limited Working)

Honors-Awards

Headmasters Award
Dodd Public Speaking Prize

Max Mayhew

Co-Founder @ UTIX (MD) & EcoHedge
London, England, United Kingdom

Experience

EcoHedge

Co-Founder
October 2019 - Present (5 years 11 months)
London, England, United Kingdom

EcoHedge was founded to empower every company with the tools they need to become a hero in the fight against climate change

We automate carbon accounting, to make it;

Faster
More accurate
Human-friendly

Helping customers to easily identify, calculate and categorise their value chain emissions.

UTIX Ticketing

Co-Founder
December 2018 - Present (6 years 9 months)
London

I have the privilege of playing a key role in the company's ongoing success. Since registering our whitepaper with the Malta Financial Services Authority (MFSA) as a Virtual Financial Asset (VFA) and raising close to $4m in total funding, I have been dedicated to driving the growth and innovation of our platform.

One of my primary goals has been to develop an e-ticketing platform that provides exceptional functionality and usability for our clients. To achieve this, I have worked closely with our team of developers and designers to ensure that our platform meets the unique needs of our clients.

Through my efforts, I have been able to build strong relationships with some of the largest US event organizers and form partnerships with UK conferences to use our platform. I have also been responsible for overseeing all account

managers, ensuring that they reach their sales targets and revenue goals, and that our clients receive the highest level of service.

As the founder of UTIX, I am proud to play a key role in the company's success and growth. My leadership and strategic guidance have been instrumental in achieving our goals and driving innovation in the e-ticketing industry.

Pacific Liberty Ceres Segregated Portfolio Fund
Partner - Small Cap US Equities
April 2017 - March 2019 (2 years)
London, United Kingdom

The Ceres Fund is a Hedge fund listed as a sub-fund of Pacific Liberty SPC with the objective to achieve (positive) long-term capital appreciation with low volatility and low or negative correlation to equity or bond markets.

Responsibilities and Achievements.
Worked with a diverse range of small to high net worth clients
Assisted in developing strategies that resulted in strong net gains over my 2-year tenure
Managed portfolio focusing on statistical arbitrage of co-integrated/correlated US equities and discretionary trading of FX JPY futures contracts.

Key skills:
Expertise in statistical arbitrage and discretionary trading
Understanding of the financial markets and investment strategies
Strong portfolio management skills

Overall contributions to the firm:
Contributed to the development of successful investment strategies
Played a key role in achieving strong net gains for clients
Contributed to the overall success of the firm.

EXANTE — Next Generation Investment Company
Sales Partner
April 2014 - August 2015 (1 year 5 months)
Barcelona Area, Spain

I was responsible for building strong relationships with high net worth and ultra-high net worth investors, with a focus on growing the FX and subsequently the commodities options desk at one of our partner firms, XCFD.

In addition, I worked closely with EXANTE's Director of Sales to develop innovative trading algorithms for emerging assets, including cryptocurrencies.

During my time at EXANTE, I was able to leverage my extensive experience in financial services to create effective investment strategies and develop customized solutions for our clients. I was also able to cultivate key partnerships with institutional investors, asset managers, and other industry leaders, contributing to the overall success of the firm.

Education

Chartered Institute for Securities & Investment
Investment Advice Diploma (IAD) Level 4 · (2017 - 2017)

Chartered Institute for Securities and Investment
UK Regulation and Professional Integrity · (2017 - 2017)

University of Nottingham
Bsc Industrial Economics, Economics · (2011 - 2014)

Epsom College
· (2006 - 2012)